[LIONS GATE ENTERTAINMENT CORP. LETTERHEAD]
October 31, 2005
The Special Committee of the Board of Directors
Image Entertainment, Inc.
c/o John C. Kirkland, Esq.
Greenberg Traurig, LLP
2450 Colorado Avenue
Suite 400E
Santa Monica, CA 90401
Attention: Mr. Ira Epstein, Chairman
Dear Sirs:
Lions Gate Entertainment Corp. (“Lions Gate”) is pleased to submit our revised proposal to acquire 100% of the outstanding shares of common stock of Image Entertainment, Inc. (“Image”), subject to the matters discussed below, in a merger transaction in which Image stockholders would receive $4.00 in cash per share for each share of Image common stock held by them. We have assumed that all in-the-money unvested options and warrants would vest upon a change of control, consistent with the three publicly disclosed employment contracts that we have reviewed. That, however, may not be the case for all employees. For those unvested in–the-money options without an acceleration provision, if any, we would plan to determine the appropriate exchange ratio and convert those options into options to acquire Lions Gate stock or its equivalent at the closing.
The $4.00 per share consideration represents a 33% premium to Image’s closing stock price of $3.00 on the day prior to the announcement of Lions Gate’s interest in acquiring Image and a 40.4% premium to Image’s closing stock price of $2.85 on the day prior to Lions Gate’s first share purchase on the open market (July 13, 2005). Even if Image’s actual FY 2007 Free Cash Flow were to significantly exceed Wall Street projections, it is probable that the Free Cash Flow multiple implied by our revised proposal would substantially exceed our own projected FY 2007 implied Free Cash Flow multiple of 9.3x (based on Wall Street research) and that of a universe of comparable companies comprised of Disney, Marvel, Time Warner and Viacom, which has an implied FY 2007 projected Free Cash Flow multiple of 17.8x as of October 28.
Our revised proposal represents the full and fair value of Image, and should be presented to your stockholders.

Mr. Ira Epstein
October 31, 2005

We have conducted a thorough review and analysis of the information provided, as well as publicly available information, and we have also focused on those areas where you have suggested there might be significant combination benefits in terms of additional cost savings (over those that we had already considered in making our earlier proposal), as well as the benefits, costs and synergies to Lions Gate of this transaction. In our judgment, based on our analysis of all of the information currently available to us, we cannot justify a value in excess of that contained in this proposal.
Our offer price assumes that a transaction will be negotiated on a friendly basis, and that Image has not implemented, and does not implement any change-in-control protections or otherwise materially alter its business. We accordingly assume that enhanced severance payments, if any, pursuant to the recently adopted employment agreement extensions for Messrs. Greenwald, Borshell and Farmer would not be triggered.
In addition to the per share consideration offered, the merger agreement would contemplate a customary $3.5 million fee plus expense reimbursement payable to Lions Gate in the event of termination, provisions allowing the Board of Directors of Image to respond to a superior proposal and customary representations and warranties of both parties. We also would expect to execute voting agreements with holders of shares, which, when aggregated with our own, would represent approximately 39% of the outstanding shares. In addition, because we expect to run the Image business as a specialty label of Lions Gate, we would expect to execute mutually satisfactory employment agreements with certain executives and key employees, including, in particular, Marty Greenwald.
Our proposal assumes that there are 21,251,916 shares of common stock outstanding per the Company’s 424(b)(2) filing dated September 23, 2005 and a total of 2,444,000 options outstanding (of which 1,340,000 were exercisable) at March 31, 2005 per the Company’s 10-K report and total and exercisable warrants of 1,254,000. We have also assumed that there was $10.0 million of outstanding debt and $1.1 million of cash at June 30, 2005 per the Company’s 8-K/A dated October 14, 2005. In addition to the merger consideration, we accordingly would assume all liabilities of Image at closing.
We have based our proposal on the due diligence materials provided by Image to date, on our discussions with management and on such other matters as we considered relevant and appropriate. As you know, we have dedicated significant resources to our review of the diligence materials you provided to us and believe we could complete our remaining due diligence review in a short period of time. This proposal accordingly is subject to the satisfactory completion of our due diligence, which we expect would be largely confirmatory in nature, and the negotiation and execution of the definitive merger and other agreements.

Mr. Ira Epstein
October 31, 2005

We propose to move quickly to complete our due diligence process and to commence negotiation of the merger and ancillary agreements immediately. We believe that we can be in a position to execute the merger and other agreements within three weeks if given appropriate access to information and people.
This proposal is not intended to be, and shall not constitute, a binding offer or agreement or an agreement enforceable against us to enter into any transaction or to negotiate the terms of any transaction. It is not based on any existing agreement between us and does not create any legal or equitable rights, responsibilities or duties between us. We reserve the right to withdraw our proposal at any time prior to the execution of definitive agreements without incurring any obligation or liability to you.
Assuming this proposal is acceptable, we would expect to amend the Confidentiality Agreement to extend its term, to provide for an exclusivity period, and to include the non-solicitation provisions included in our initial draft Confidentiality Agreement.
This proposal will be considered withdrawn if not accepted by 5 p.m. on November 4, 2005.
We are prepared to discuss this with you at your earliest convenience and look forward to working towards a mutually beneficial transaction over the coming weeks.
Sincerely yours,
/s/ Jon Feltheimer
Jon Feltheimer